Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Filer: Inter Platform, Inc.

Subject Company: Banco Inter S.A.

Date: May 24, 2021

BANCO INTER S.A.

Authorized Capital Publicly Held Company (Category “A”) – CVM Code No. 24406

Corporate Taxpayer’s ID (CNPJ/ME) No. 00.416.968/0001-01

Company Registry (NIRE) 31.300.010.864

MATERIAL FACT

BANCO INTER S.A. (B3: BIDI3, BIDI4, BIDI11) (“Inter”), in compliance with paragraph 4 of article 157 of Federal Law 6.404, as of December 15, 1976, as amended (“Brazilian Corporations Law”), and the provisions of the regulations of the Brazilian Securities and Exchange Commission (“CVM”), especially in CVM Regulation No. 358, as of January 3, 2002, as amended, hereby informs its shareholders and the market in general that it is close to the completion of studies aiming the implementation of a corporate reorganization with the purpose of migrating its shareholder base to Inter Platform, Inc., a company incorporated under the laws of the Cayman jurisdiction (“Inter Platform”), to be registered with the Securities and Exchange Commission (“SEC”), whose shares are intended to be listed in NASDAQ, and such shares will be backed by BDRs listed on B3 S.A. – Brasil, Bolsa, Balcão (“B3”), with the purpose of offering to its entire shareholder base the possibility to continue participating in the evolution of Inter’s history (“Corporate Reorganization”).

The terms and feasibility of the proposed Corporate Reorganization being studied are in the process of definition, and it is certain that the principles that guide the Corporate Reorganization shall include the best practices of corporate governance.

Overview

Inter has evolved its business model from a digital bank to an ecosystem with five business “avenues” - Day-to-Day Banking, Investments, Insurance, Shopping and Credit - which complement and feed each other and, through this platform, Inter intends to have a global reach and connect all companies in its economic group. The expansion of Inter to the international market will allow the continuous expansion of its customer base and consolidate its position as a digital platform for financial and non-financial services.

The Corporate Reorganization proposal and listing of Inter Platform shares in NASDAQ and BDRs in B3 are part of Inter's expansion strategy, which shall address essential points for implementation of its plans, such as:

●	Strengthening its position as a global technology company in the financial sector;

●	Future increase in the base and diversification of investors, customers, services and products;

●	Easier comparison with other digital financial institutions and e-commerce platforms listed in that market; and

●	Permission to issue shares with plural vote, with the purpose of allowing future increases in the capital base that will be necessary for growth and ensuring the regulatory control obligation defined in Inter.

Corporate Reorganization

Incorporation and Redemption of Shares

The Corporate Reorganization shall occur by means of a merger of shares (“Merger of Shares”) of Inter by Inter Holding Financeira S.A., Inter's direct controlling entity (“HoldFin”), upon which the Inter shareholders receive redeemable shares issued by HoldFin (“Redeemable Shares”). As an immediately subsequent act, there will be a compulsory redemption of all Redeemable Shares, with payment upon delivery to Inter shareholders according to the options indicated below:

(i)	class A shares issued by Inter Platform or, alternatively, Brazilian Depositary Receipts (“BDRs”) backed by class A shares issued by Inter Platform; or

(ii)	the corresponding amount in reais to the economic value of Inter's preferred and/or common shares, to be determined in an appraisal report, which will be prepared by an appraiser chosen at Inter's Extraordinary Shareholders Meeting, according to a triple list approved by the Board of Directors (“Cash-out”).

It shall be a precedent condition for the conclusion and implementation of the Corporate Reorganization that the total amount of Cash-out and reimbursement, in the withdrawal, does not exceed a certain limit to be defined.

Further details and information about the potential timeline for the Corporate Reorganization and the procedure for exercising the options indicated above will be communicated in due course.

Inter Platform – Classes of Shares

Within the scope of the Corporate Reorganization, it is intended that the capital structure of Inter Platform has two classes of shares, namely:

(i)	Class A Shares, that will grant the right to 1 (one) vote per share; and

(ii)	Class B Shares, that will grant plural vote, owned by Inter’s controlling shareholder and his children.

Inter Platform intends to list Class A Shares for negotiation in NASDAQ. Class B Shares, in turn, shall not be tradable in any organized markets. Class B Shares may be converted into Class A Shares, in the ratio of one Class B Share to one Class A Share.

Further details about Inter Platform and the rights to which the shares will be entitled will be duly and widely communicated when the studies are completed and described in the management proposal for the potential General Shareholders Meeting of Inter to be called to approve the Merger of Shares.

BDRs – Inter Platform

Inter Platform intends to file, before the CVM, a registration request of a BDR program, as per the applicable legislation, which will be analyzed by the CVM. It is not possible to ensure, however, whether the CVM will grant such request. Inter will keep its shareholders and the market informed about the status of such registration request of Inter Platform BDR program.

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Compliance with B3 Level 2 Regulation Requirement

The structure under study for the Corporate Reorganization was analyzed and approved by B3, by means of the Official Letter 141/2021-DIE (“Official Letter”), which aimed to ensure the compliance with the requirement set forth in item 11.3 of the B3 Level 2 Regulation through an alternative mechanism (represented by the Corporate Reorganization).

Access to Information and Documents

Inter will keep its shareholders and the general market informed about the Corporate Reorganization, and shall publish a new Material Fact, in more detail about its terms and conditions, including a detailed timetable, under the terms of the applicable regulation, including for the purposes of the article 264, of the Brazilian Corporations Law, and CVM Regulation No. 565, as of June 15, 2015.

Additional information can be obtained from Inter's Investor Relations Department, by e-mail ri@bancointer.com.br or on Inter's website (http://ri.bancointer.com.br).

Absence of Offer or Request

This Material Fact is for informational purposes and does not constitute an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote or approval, nor should there be any sale of securities in any jurisdiction in which such offer, solicitation or sale is considered illegal, prior to registration or qualification in accordance with the securities laws of that jurisdiction.

Additional Information

The Corporate Reorganization is subject to further studies and analysis by Inter, Inter Platform and third parties, including authorities, in Brazil and abroad, and for that reason it is subject to adjustments, which shall be disclosed in due course.

Belo Horizonte, May 24, 2021.

HELENA LOPES CALDEIRA

CHIEF FINANCIAL AND INVESTOR RELATIONS OFFICER

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Notice

This Material Fact is being disclosed with regards to the proposed transaction of corporate reorganization involving Banco Inter and Inter Platform. In relation to the proposed transaction, Inter Platform intends to file a registration statement with the SEC that, once filed, shall include an Inter Platform prospectus for Inter Platform shares to be issued in accordance with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, AMERICAN SHAREHOLDERS OF BANCO INTER SHALL READ CAREFULLY AND IN THEIR ENTIRETY, IF AND WHEN DISCLOSED, THE REGISTRATION FORM AND PROSPECTUS RELATED TO THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS ONCE THEY BECOME AVAILABLE, BECAUSE THESE SHALL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. The registration form and prospectus, as well as other filings containing information about Inter Platform and the proposed transaction, shall be available free and in due course on the SEC website (www.sec.gov).

Precautions with Forward-Looking Statements

Statements contained in this Material Fact that are not facts or historical information may be forward-looking statements under the terms of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may, among other things, include statements about the proposed transaction involving Inter Platform and Inter; convictions related to the creation of value as a result of the proposed transaction involving Inter Platform and Inter; the intended timetable for the conclusion of the transaction, benefits and synergies of the transaction; and any other statements regarding Inter Platform and Inter. In some cases, terms such as “estimate”, “project”, “predict”, “plan”, “believe”, “can”, “expectation”, “anticipate”, “intend”, “aimed”, “potential”, “may”, “will/shall” and similar terms, or the negative of these expressions, may identify forward-looking statements. These forward-looking statements are based on Inter Platform and Inter's expectations and convictions about future events and involve risks and uncertainties that could cause actual results to differ materially from current ones.

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